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SEC FILE NUMBER
8-44523

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2022 (MM/DD/YY) AND ENDING June 30, 2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Continental Investors Services, Inc.

1330 Broadway Street
(No. and Street)

OFFICIAL USE ONLY
FIRM ID NO.

Longview	**WA**	**98632**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Max B. Kamp **(800) 525-0181**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Cropper Accountancy Corporation
(Name – *if individual, state, last, first, middle name*)

2700 Ygnatio Valley Rd, Ste 270	**Walnut Creek**	**CA**	**94598**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

RMS

OATH OR AFFIRMATION

I, **Max B. Kamp**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **Continental Investors Services, Inc.** as of **June 30, 2023**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Pres

Title

President

Subscribed and sworn to before me
this 25th day of Sept. 2023

Chelsey Sorensen
Notary Public


CHELSEY N SORENSEN
COMMISSION EXPIRES
NOTARY
PUBLIC
SEPTEMBER 27, 2026
STATE OF WASHINGTON

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements for broker and dealers under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** For conditions of confidential treatment *of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTINENTAL INVESTORS SERVICES, INC.

Financial Statements and Supplemental Information

With Independent Auditors' Report Thereon

Year Ended June 30, 2023

TABLE OF CONTENTS



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
of Continental Investors Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Continental Investors Services, Inc. as of June 30, 2023, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Continental Investors Services, Inc. as of June 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Continental Investors Services, Inc.'s management. Our responsibility is to express an opinion on Continental Investors Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Continental Investors Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule 2 – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEA Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Continental Investors Services, Inc.'s financial statements. The supplemental information is the responsibility of Continental Investors Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Continental Investors Services, Inc.'s auditor since 2012.
Walnut Creek, California
October 5, 2023

CONTINENTAL INVESTOR SERVICES, INC.
Statement of Financial Condition
June 30, 2023

ASSETS:		
Cash	$	385,351
Accounts receivable:		
Receivable from broker-dealer and clearing organizations		1,463,180
Receivable from managed accounts		53,336
Total accounts receivable		1,516,516
Securities owned at fair value		1,937,171
Prepaid expenses and deposits		46,114
Furniture, equipment and leasehold improvements, less accumulated depreciation and amortization of $94,322		7,364
TOTAL ASSETS	$	3,892,516
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	15,966
Deferred tax liability		10,985
Payable to clearing broker-dealer - firm trading		1,764,569
Total liabilities		1,791,520
STOCKHOLDERS EQUITY:		
Common stock of no par value, authorized 200,000 shares, issued 72,726 and outstanding 8,682		791,329
Treasury stock, 64,044 shares, at cost		(4,037,790)
Retained earnings		5,347,457
Total stockholders' equity		2,100,996
Total liabilities and stockholders' equity	$	3,892,516

See Independent Auditor's Report and notes to these financial statements

CONTINENTAL INVESTOR SERVICES, INC.
Statement of Income
Year Ended June 30, 2023

REVENUES AND GAINS	
Commissions, concessions, and fees	$ 2,698,737
Managed account fees	782,750
Net trading gains on firm securities	306,362
Interest	298,655
Other	(357)
Total operating revenues	4,086,147
EXPENSES	
Commissions and related	2,714,121
Employees compensation and benefits	590,666
Clearance paid to other brokers	111,081
Communication and data processing	161,228
Professional fees	45,684
Occupancy, and office expenses	94,000
Depreciation	4,708
Interest	24,553
Regulatory fees	34,983
Other	78,475
Total operating expenses	3,859,499
OPERATING PROFIT BEFORE TAXES	226,648
Income taxes	(37,630)
NET INCOME	$ 189,018

See Independent Auditor's Report and notes to these financial statements

CONTINENTAL INVESTOR SERVICES, INC.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2023

	Common Stock		Treasury Stock		Retained	
	# Shares	Amount	# Shares	Amount	Earnings	Total
BALANCE AT JUNE 30, 2022	72,726	$ 791,329	62,205	$ (3,634,865)	$ 5,158,439	$ 2,314,903
Net income for the year	-	-	-	-	189,018	189,018
Redemption of Treasury Stocks			1,839	(402,925)		(402,925)
BALANCE AT JUNE 30, 2023	72,726	$ 791,329	64,044	$ (4,037,790)	$5,347,457	$2,100,996

See Independent Auditor's Report and notes to these financial statements

CONTINENTAL INVESTOR SERVICES, INC.
Statement of Cash Flows
Year Ended June 30, 2023

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 189,018
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	4,708
Decrease in accounts receivable	187,323
Increase in securities owned and accrued interest	68,878
Decrease in prepaid expenses and deposits	68,627
Decrease in loans payable for securities positions	(136,028)
Decrease in accounts payable	(7,497)
Increase in tax provision	17,631
NET CASH PROVIDED BY OPERATING ACTIVITIES	392,660
CASH FLOWS FROM FINANCING ACTIVITIES:	
Purchase of Treasury Stock	(402,925)
NET CASH USED IN FINANCING ACTIVITIES	(402,925)
NET DECREASE IN CASH	(5,557)
CASH AT THE BEGINNING OF YEAR	395,616
CASH AT END OF YEAR	$ 390,059
SUPPLIMENTAL INFORMATION	
Income taxes paid	$ 20,000
Interest paid	$ 24,553

See Independent Auditor's Report and notes to these financial statements

CONTINENTAL INVESTOR SERVICES, INC.
Notes to Financial Statements
Year Ended June 30, 2023

1. THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

The Company and Nature of the Business
Continental Investor Services, Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Washington state corporation.

The Company provides broker-dealer services both as agents and principal to its customers. The Company operates under SEC Rule 15c3-3(k)(2)(11), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company also files an exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 CRF Section 240.17A-5 for the other business activities of effecting securities transactions via subscription on a subscription-way basis where funds are payable to the issuer and not to the Company. The Company's customers are located throughout the United States.

Cash and Cash Equivalents
Cash consists of deposits with banks. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale ion the ordinary course of business.

Securities Owned and Revenue Recognition
Proprietary security transactions in regular-way trades are recorded on a trade-date basis, as if they had been settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customer securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Securities owned and securities sold not yet purchased are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement (See Note 2).

Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations. The Company's securities are held in the custody of clearing broker-dealers. Should the clearing broker-dealer fail to deliver securities to the Company, the Company may be at market risk to purchase or sell identical securities on the open market.

Securities sold not yet purchased represent an obligation of the Comp[any to deliver specified equity securities at a predetermined price. The Company is obligated to acquire the securities at prevalent market prices in the future to satisfy this obligation.

Receivables from broker-dealers and clearing organizations are generally collected in full ion the month following their accrual. As such, management has not recorded and allowance for doubtful accounts on these receivables.

Revenue Recognition
Continental Investors Services, Inc. recognizes revenue in accordance with accounting pronouncement, ASC 606 (Revenue- Recognition). The pronouncement provides a comprehensive industry neutral revenue recognition model to increase financial statement comparability across companies and industry.

Net trading gains on firm securities consist of earnings or losses on proprietary investments bought and sold by the Company. Commissions, concessions, and fees consist of mutual funds, insurance, stock trades, and other fee income that are earned on trade date. Interest revenue is from interest earned on cash and inventory assets held by the Company at the end of every month.

Other Receivables
The Company advances funds to its registered representatives as determined necessary by management. Management records an allowance for bad debts based on a collectability review of specific accounts. Management has recorded an allowance of $30,532 as of June 30, 2023 and as such, the receivable has been fully allowed.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising
Advertising costs are expenses as incurred. Advertising expenses of $1,629 were incurred during the year ended June 30, 2023.

Furniture and Equipment and Depreciation
Furniture and equipment with a cost basis in excess of $5,000 are capitalized and stated at cost. Normal repairs and maintenance, including website maintenance, computer hardware replacement parts, or computer software upgrades, are expensed as incurred.

Depreciation is provided and computed on the straight-line method over an estimated useful life of five years. Depreciation for the year ended June 30, 2023 was $4,708. Accumulated depreciation as of June 30, 2023 was $94,322.

Treasury Stock
Treasury stock is accounted for using the cost method.

CONTINENTAL INVESTOR SERVICES, INC.
Notes to Financial Statements
Year Ended June 30, 2023

Income Taxes
The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a CHANGE. The Company has determined that there are no uncertain tax positions that require financial statement recognition. The Federal tax returns remain open for examination by tax authorities for a period of three years from the date which they were filed. The 2018, 2019, and 2020 income tax returns are currently open for examination.

Concentrations of Risk
The Company is engaged in various trading and brokerage activities with counterparties, primarily broker-dealers, banks, and other financial institutions. In the event counterparties do no fulfil their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's operating cash is on deposit with one financial institution, which balance exceeded the Federally insured limit of $250,000 by $286,275 as of June 30, 2023.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Commitments and Contingencies
According to an indemnification clause in the Company's clearing agreement, should the Company's customers fail to settle security transactions, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. As of June 30, 2023, the Company had not been notified by the clearing broker-dealer, nor was management aware of any potential losses.

2. FAIR VALUE MEASUREMENTS

FASB ASC 820 defined fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgement exercised in determining fair value is greatest for instruments categorized in level 3. There were no transfers in or out of level 3 during the year.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement fall in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

CONTINENTAL INVESTOR SERVICES, INC.
Notes to Financial Statements
Year Ended June 30, 2023

The following table presents the Company's fair value hierarchy for those assets (corresponding Liabilities) measured at fair value on a recurring basis as of June 30, 2023.

Security Type	Level 1	Level 2	Level 3	Total
Certificate of Deposit	$ 96,000			$ 96,000
Corporate and other debt		$ 428,230		428,230
Municipal bonds		954,411		954,411
Equities	458,530			458,530
TOTALS	$ 554,530	$ 1,382,641	$ -	$ 1,937,171

3. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to the Company and the clearing organizations on June 30, 2023 consist of the following:

	Receivable	Payable
Deposits at clearing broker owned by Company	$ 858,531	
Fees earned and not yet received	256,095	
Cash held by clearing broker	401,892	
Payable to clearing broker		$ 1,764,569
TOTALS	$ 1,516,516	$ 1,764,569

The Company clears its proprietary and customer transactions through a broker-dealer on a fully-disclosed basis. As such, the Company is exempt from certain provisions of Rule 15c3-3 because it does not hold funds or securities of customers. The amount payable to the clearing broker relates to unsettled trading securities owned and is collateralized by securities owns by the Company. Interest is charged on this payable at the prevailing rate which was 8.0% at June 30, 2023.

CONTINENTAL INVESTOR SERVICES, INC.
Notes to Financial Statements
Year Ended June 30, 2023

4. INCOME TAXES

A reconciliation of the Company's federal income tax and related accounts for the year ended June 30, 2023.

Income tax Expense		Federal
Net Income (Loss) before Income Taxes	$	226,648
Tax-exempt interest		(11,286)
Other differences		(10,672)
Taxable income (Loss)	$	204,690
Federal income tax at 21%		0.21
Total deferred tax asset	$	42,985
Less: Prepaid estimate		-20,000
less: Refund applied from 2021		-12,000
Deferred tax liability as of June 30, 2023	$	10,985

CONTINENTAL INVESTOR SERVICES, INC.
Notes to Financial Statements
Year Ended June 30, 2023

5. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-3), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-1. At June 30, 2023, the Company had net capital of $1,833,917 which was $1,633,917 in excess of its required net capital of $250,000.

6. PENSION PLAN

The Company has established a SAR-SEP pension plan covering substantially all employees. The Company may elect to make employer contributions as determined by the Board of Directors. SAR-SEP employer expense for the year ended June 30, 2023 was $0.

7. RELATED PART TRANSACTIONS

During the current fiscal year, all shareholders of Continental Investors Services, Inc. ("CIS") as of June 30, 2023, with one exception, were paid employees and / or paid representatives of CIS. Shareholder representatives were compensated at standard commission rates. In addition, one key employee, office, and shareholder received a salary of $115,920 for managerial responsibilities.

The Company leases an office building on a month-to-month basis from a related company owned by an officer and key employee of CIS.

A family member of an officer/shareholder of CIS has earned commissions in the amount of $182,385 for the period ended June 30, 2023.

The following escribes the transactions between the related party and CIS:

Reimbursements from CIS to related company:

Rent	$ 29,400
Utilities	4,684
Travel and entertainment	6,178

Reimbursements from related company to CIS:

Payroll and related costs	$ 56,600
Telephone	2,252

8. SUBSEQUENT EVENTS

Management has evaluated events through the date of the Report of Independent Registered Public Accounting Firm on which the financial statements were available to be issued. No events have occurred subsequent to year end that require adjustments to or disclosed in the financial statements.

9. EQUITY

During the year, the Company purchased 1,839 shares of CIS stock for $402,925

CONTINENTAL INVESTOR SERVICES, INC.

Schedule 1 – Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended June 30, 2023

Stockholders Equity		$2,100,996	
Non-allowablew assets and charges against net capital			
Prepaid expenses		46,114	
Furniture and equipment net of depreciation		7,364	
Total non-allowable assets		53,478	
Haircut on firm trading inventroy and undue concentration		163,601	
Net capital, as defined		1,883,917	(A)
Minimum requirement of net capital ($250,000 or 6-2/3% of aggregate iondebtedness of $26,951		250,000	
Excess of net capital over requirement		$1,633,917	
Aggregate indebtedness:			
Total liabilities	1,791,520		
Less: Due to clearing broker secured by firm trading securities	-1,764,569		
Total Aggregate Indebtedness		$26,951	(B)
Percentage of aggregate indebtedness to net capital (B/A)		1.43%	

The computation for determination of net capital under Rule 15c3-1 as of June 30, 2023 prepared by Continental Investor Services, Inc., in its unaudited Form X-17A-5, Part IIA as filed and amended does not materially differ from the above computation, which is based on audited financial statements. Therefore, no reconciliation of the computation is deemed necessary.

CONTINENTAL INVESTOR SERVICES, INC.

Schedule 2 – Computation for Determination of Reserve Requirements
And Information Relating to Possession and Control Requirements
To SEC Rule 15c3-3
For the Year Ended June 30, 2023

NOT APPLICABLE – SEE EXEMPTION REPORT



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
of Continental Investors Services, Inc.

We have reviewed management's statements, included in the accompanying Continental Investors Services, Inc. Exemption Report, in which (1) Continental Investors Services, Inc. identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which Continental Investors Services, Inc. claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k)(2)(ii) exemption provision and (2) Continental Investors Services, Inc. stated that Continental Investors Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Continental Investors Services, Inc.'s management is responsible for compliance with the exemption provisions and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions and those statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Continental Investors Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
October 5, 2023



1330 Broadway, Longview, WA 98632
P.O. Box 888 (360) 423-5110 (360) 423-6311 FAX
800-525-0181

Continental Investors Services, Inc. Exemption Report

Continental Investors Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Max B. Kamp, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Max B. Kamp

Continental Investors Services, Inc.
President
September 21, 2023



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholders and Board of Directors of
Continental Investors Services, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2023. Management of Continental Investors Services, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2023, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
October 5, 2023

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 06-30-2023

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

44523 FINRA JUN

CONTINENTAL INVESTORS SERVICES INC
PO BOX 888
LONGVIEW WA 98632-7552

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JOHN DURDEN (925) 447-7660

2. A. General Assessment (item 2e from page 2) $ 5,164

B. Less payment made with SIPC-6 filed (**exclude interest**) (2,597)

01-31-2023
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,567

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 2,567

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CONTINENTAL INVESTORS SERVICES INC
(Name of Corporation, Partnership or other organization)



(Authorized Signature)

FINOP
(Title)

Dated the_____ day of______________, 20___.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JULY 1, 2022
and ending JUNE 30, 2023

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,202,370
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	10,665
Total additions	10,665
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	635,075
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	110,485
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): __________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $24,553	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	24,553
Total deductions	770,113
2d. SIPC Net Operating Revenues	$ 3,442,922
2e. General Assessment @ .0015	$ 5,164
	(to page 1, line 2.A.)